Elaine D. Marion Chief Financial Officer (O) 703-984-8040 (F) 703-984-8640 emarion@eplus.com

March 20, 2013

BY EDGAR AND U.S. MAIL

Stephen G. Krikorian
Accounting Branch Chief
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C.  20549

Re:	ePlus inc. Form 10-K for Fiscal Year Ended March 31, 2012 Filed on June 14, 2012 Form 10-Q for Fiscal Quarter Ended December 31, 2012 Filed on February 8, 2013 File No. 001-34167

Dear Mr. Krikorian:

This letter is submitted by ePlus inc. (the “Company”) in response to the comments of the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s Form 10-K for the fiscal year ended March 31, 2012 (the “Form 10-K”), and Form 10-Q for the fiscal quarter ended December 31, 2012 (the “Form 10-Q”), as set forth in your letter to Phillip G. Norton dated February 28, 2013.

For your reference, the text of each comment contained in your letter has been reproduced herein, followed by the Company’s response.

Form 10-K for the Fiscal Year Ended March 31, 2012

Management’s discussion and analysis of Financial Condition and Results of Operations

Summary of Restatement

1.
We acknowledge your response to prior comment 2 and continue to evaluate that response.  Please provide us with a detailed analysis of all the indicators used in concluding that net revenue presentation is appropriate.  We refer you to ASC 605-45-45.  Further, tell us how your analysis considered Example 8 (Case A) as described in ASC 605-45-55-28 and 55-29.  It appears that this example shares similarities with your facts and circumstances.  Please advise.

RESPONSE:  As discussed in our Form 8-K filed with the Commission on May 31, 2012, we reassessed the presentation of sales of third-party software assurance, subscription software licenses, hardware maintenance and other services (“Third-Party Services”). In connection with this reassessment, we performed an analysis of the Accounting Standards Codification (“ASC”) Topic 605-45-45, Revenue Recognition – Principal Agent Considerations, doing so with the complete understanding given in ASC 650-45-1 that the decision to report revenue net or gross “is a matter of judgment.”  We are aware that it is rare in accounting literature for that statement to be so plainly expressed, and we exercised that judgment prudently and reached a conclusion that is in full agreement with our independent registered public accounting firm.  We used the section of the Codification cited by the Staff to determine whether such arrangements should be presented on a gross or net basis.  More specifically, we evaluated each indicator individually, and concluded that revenues from these arrangements should be presented on a net basis.

In accordance with ASC 605-45-3, the following eight indicators may support recording revenue on a gross basis:

•
The entity is the primary obligor in the arrangement.  When we sell Third-Party Services to our customers, there is a contract between us and our customer for the provision of the services, and a separate contract between us and the third-party service provider.  Our customer is not a party to our contract with the third-party service provider.  Therefore, even though the third-party service provider is responsible for day-to-day services to our customer, ePlus is the party legally obligated to fulfill the services itself or via a third-party service provider.  However, the fact that we could be held responsible under the scenario where the vendor was unable to perform does not, in and of itself, indicate that we are the primary obligor.  We understand that the determination of which entity is the primary obligor should be made from the perspective of the customer, and that in our transactions the customer looks to and views the vendor as the entity performing the services for these third-party maintenance and software assurance arrangements.  For sales of third-party hardware maintenance, software assurance and subscription software licenses, customers know that the vendor is the entity performing the services as they are the manufacturer of the hardware under maintenance or the proprietary owner of the software. Furthermore, our customers contact the vendor directly for all service requests. We are not involved in the communication from or to the customer after the resale of a hardware maintenance or the software assurance contract.  As discussed in greater detail in our prior response, initially we had concluded that we were the primary obligor in these arrangements because we could be held contractually obligated to perform the services.  However, as discussed in more detail in this response, we do not actually perform the services. All services are provided by a third-party with whom the customer has a direct relationship.  In light of that fact, and as articulated previously and above, we determined that our initial conclusion was incorrect, and that we are not the primary obligor, an indicator that we should report revenue on a net basis.

•

The entity has general inventory risk—before customer order is placed or upon customer return.  We do not place an order for Third-Party Services until after our customer places an order with us and, generally, we do not accept returns of these arrangements. As a result, we have no inventory risk.  This factor indicated that we should report revenue on a net basis.

•	The entity has latitude in establishing price. We have complete discretion in establishing the sales price in these arrangements, which indicated that we should report revenue on a gross basis.

•
The entity changes the product or performs part of the service.  We do not change or perform the day-to-day services under these arrangements.  Therefore, we determined this indicator to result in revenue reported on a net basis.

•
The entity has discretion in supplier selection.  When a customer places an order for third-party software assurance, subscription software license or hardware maintenance, there is generally only one vendor that can provide the services requested, as the software assurance, subscription software license, and maintenance contracts are created by specific manufacturers. As a result, we have no real supplier discretion and this is, therefore, an indicator that revenues should be presented on a net basis.

When a customer places an order for other services, there may be more than one vendor that can provide the services requested.  This is an indicator that revenue for the sale of other services should be reported on a gross basis.

•
Involvement in determination of product or service specifications.  As a value-added reseller of information technology products and services, we may provide our customers with assistance in selecting Third-Party Services to suit their needs.  For example, if requested, we might assist the customer in determining the appropriate service level based on the product(s) they want covered under the hardware maintenance contract.  In addition, prior to placing an order, we ensure that the customer understands both its and the vendor’s obligations in the arrangement.  This involvement suggested that we should report revenue on a gross basis.

•	Physical loss inventory risk—after customer order or during shipping. We concluded that this indicator was not applicable to the sale of Third-Party Services.

•	Credit risk. We retain credit risk on all sales of Third-Party Services, which indicated that we should report revenue on a gross basis.

In accordance with ASC 605-45-15, the following three indicators may support recording revenue on a net basis:

•
Supplier of the service is the primary obligor.  Based on the facts above, we concluded that the supplier of the Third-Party Services, rather than ePlus, was the primary obligor in the arrangement. Accordingly, this fact indicated that revenue should be reported on a net basis.

•
The amount earned is fixed.  As noted above, we have discretion to set the price of the Third-Party Services; however, our costs are fixed by the supplier or vendor.  We do not have set pricing standards based on a fixed amount or stated percentage.  These facts indicated that revenue should be reported on a gross basis.

•	The supplier has credit risk. As noted above, we retain credit risk which indicated that revenue should be reported on a gross basis.

Below is a summary of the various indicators and our overall conclusion for each type of Third-Party Service arrangement:

	Software Assurance	Subscription Software Licenses	Hardware Maintenance	Other Services
Primary Obligor	Agent	Agent	Agent	Agent
General Inventory Risk	Agent	Agent	Agent	Agent
Pricing	Principal	Principal	Principal	Principal
Changes to Product	Agent	Agent	Agent	Agent
Supplier Selection	Agent	Agent	Agent	Principal
Product Specs	Principal	Principal	Principal	Principal
Physical Inventory Risk	N/A	N/A	N/A	N/A
Credit Risk	Principal	Principal	Principal	Principal

Overall Conclusion	Agent	Agent	Agent	Agent*

*While there were more indicators demonstrating that revenue from the sale of other services should be reported on a gross basis, we more heavily weighted the primary obligor indicator when concluding that we act as an agent in this arrangement.

In reaching our conclusion that reporting revenue as net was most appropriate, our judgment formation included consideration of Example 8 (Case A) that was cited in the Staff’s question above, as described in ASC 605-45-55-28 and 55-29.

In that example, the entity is a Bank that offers a number of products and services to its customers, one of which is payroll processing. The Bank has outsourced the payroll processing to a major payroll processing provider. While the customer is aware that the Bank has outsourced the payroll processing service, the Bank is still primarily responsible to the customer for such services, unlike our situation in which we have concluded we are not primary obligor. Moreover, when a Bank customer needs assistance with payroll processing, the customer service department of the processor answers the telephone announcing "Bank D Payroll Processing Service." The customer also may directly contact the Bank and the customer's account manager will coordinate with the processor. In this fact pattern, the Codification suggests that the Bank presents its revenue on a gross basis because “no indicators of net reporting are present.”

We do not believe our sales of Third-Party Services are analogous to this example because (1) unlike the Bank, we are not primarily responsible for providing the maintenance services (i.e., we are only secondarily liable); (2) we are not involved in communication with the customer after the resale of Third-Party Services, and when our customers contact the vendor directly, the vendor does not represent itself as being associated with ePlus; and (3) we do not have any real discretion in choosing the third-party service provider.  In addition, the customer is aware that the third-party service provider is to provide the services to them, particularly in the case of hardware maintenance and software assurance contracts, and subscription software licenses.  The manufacturer of the hardware provides the maintenance and the proprietary owner of the software application provides the software assurance services or subscription software licenses.

In exercising our judgment and reaching our conclusion, we also considered Case B of Example 11 contained in ASC 605-45-55-43 through 45.  In this case, the literature suggests that net reporting is the most appropriate presentation. In Case B of Example 11, the entity is a travel discounter that negotiates with major airlines to obtain access to airline tickets at reduced rates. While the entity is the merchant of record in selling the airline ticket to consumers, the ultimate servicer provider (the airline) is clearly identified. The travel discounter is not exposed to general inventory risk because the travel discounter in Case B does not maintain an inventory of tickets for which it must pay regardless of whether it is able to resell them and the buyer has a choice of airlines.  In this fact pattern, the travel discounter presents its revenue on a net basis.

We believe that our sales of Third-Party Services is analogous to this example insofar as in the example, the ultimate service provider is clearly identified to the customer, and the seller has no general inventory risk exposure - similar to our fact pattern. While we may suggest the hardware maintenance or software assurance contract that we believe is best suited for our customers, the customers retain complete discretion to determine their needs, which decision then leads to the purchase of the Third-Party Service by us.  This indicates a lack of inventory risk for us, and as such, is a strong indicator that the judgment should be for net reporting.

Case B of Example 11 states that the strongest indicator for net reporting is “the sole fact that the airline (and not the travel discounter) is the primary obligor.”  The Company respectfully submits that this scenario is most consistent with our situation.  As a result of the foregoing analysis, the Company concluded, as previously reported, that it should report revenues from these arrangements on a net basis.

Form 10-Q For the quarterly period ended December 31, 2012

Note 9, Earnings Per Share, page 18

2.
We note your discovery during the preparation of the Form 10-Q filed on February 8, 2013 that certain of your restricted share awards should be considered participating securities.  As a result of this finding, we note that you have restated the weighted average shares outstanding and both basic and diluted EPS for the comparative periods ended December 31, 2011.

•	Please explain which RSAs are considered restricted securities and when they were issued.

•
Please explain how you determined that the errors in calculating EPS for these participating securities, and the related additional disclosures that were not included in previously filed periodic reports are not material to your year end reporting periods.

RESPONSE:  We began granting restricted stock awards in September 2008 under our 2008 Non-Employee Director Long-Term Incentive Plan, and in November 2009 under our 2008 Employee Long-Term Incentive Plan, both of which plans were approved by shareholders on September 15, 2008.  There were no restricted stock awards granted under prior plans.  All restricted stock grants issued under these plans prior to September 26, 2011 meet the definition of participating securities in accordance with Codification Topic 260, Earnings Per Share, because the holders had non-forfeitable rights to dividends.  We issued 431,883 shares of restricted stock as follows:

Grant Dates	Number of Shares Granted

Participating Securities
April 1, 2008 - March 31, 2009	38,532
April 1, 2009 - March 31, 2010	105,895
April 1, 2010 - March 31, 2011	147,714
April 1, 2011 - September 25, 2011	139,742
431,883

To determine that the error in calculating earnings per share for these participating securities, and the related additional disclosures that were not included in our previously filed periodic reports are not material to our year end reporting periods, we performed a materiality analysis for our financial statements that takes into account whether a reasonable investor would likely be influenced by, or change his or her investment decision after taking into account the total mix of information.  We analyzed materiality considering both qualitative and quantitative factors from the perspective of a reasonable investor.

Quantitative Assessment

The quantitative element of the analysis addresses the size of the misstatement in numerical and percentage terms, which is summarized below.

	As Reported	As Adjusted	Change ($)	Change (%)
For the year ended March 31, 2010
Earnings per share -- basic	$1.54	$1.53	($0.01)	(0.6%)
Earnings per share -- diluted	$1.50	$1.49	($0.01)	(0.7%)

Weighted Average Common Shares - Diluted	8,469,226	8,461,773	(7,453)	(0.1%)

For the year ended March 31, 2011
Earnings per share -- basic	$2.89	$2.83	($0.06)	(2.1%)
Earnings per share -- diluted	$2.82	$2.78	($0.04)	(1.4%)

Weighted Average Common Shares - Diluted	8,423,099	8,353,921	(69,178)	(0.8%)

For the year ended March 31, 2012
Earnings per share -- basic	$2.92	$2.82	($0.10)	(3.4%)
Earnings per share -- diluted	$2.84	$2.79	($0.05)	(1.8%)

Weighted Average Common Shares - Diluted	8,214,620	8,095,192	(119,428)	(1.5%)

For the three months ended June 30, 2012
Earnings per share -- basic	$1.04	$1.01	($0.03)	(2.9%)
Earnings per share -- diluted	$1.02	$1.00	($0.02)	(2.0%)

Weighted Average Common Shares - Diluted	7,897,906	7,790,811	(107,095)	(1.4%)

For the three months ended September 30, 2012
Earnings per share -- basic	$1.29	$1.26	($0.03)	(2.3%)
Earnings per share -- diluted	$1.27	$1.25	($0.02)	(1.6%)

Weighted Average Common Shares - Diluted	7,920,927	7,847,227	(73,700)	(0.9%)

Qualitative Assessment

We assessed whether the uncorrected misstatement is qualitatively material.  Materiality analyses should generally consider whether the misstatement raises questions about the integrity of senior management, the impact of the misstatement on key performance indicators, and whether investors are relying on the incorrect information.  We considered the following qualitative factors to be relevant in our materiality analyses:

•
The misstatement does not mask a change in earnings or other trends.  Given the immaterial quantitative change in basic and diluted earnings per share and the fact that revenue and net earnings did not change, we do not believe that these factors would ever reasonably have impacted an investor’s perception of our financial performance.

•	The number of participating securities is capable of precise measurement and is not an estimate.

•
The misstatement did not hide a failure to meet analysts’ consensus expectations, as we have only one analyst who only recently published annual earnings per share estimates for the current year and next year.  In addition, we do not provide financial projections to the marketplace.

•	The misstatement did not affect our compliance with loan covenants or other regulatory requirements.

•	The calculations at issue have no effect on any statutory or regulatory compliance relevant to the analysis of materiality.

•	The misstatement had no effect on management’s compensation or other forms of incentive compensation because earnings per share is not a component of the calculation.

•	There are no implications of the misstatement involving fraud or possible illegal acts, or violations of contractual provisions.

•
The likelihood that a misstatement that is currently immaterial may have a material effect in future periods because of a cumulative effect that builds over several periods is not applicable in this scenario because the misstatement has been corrected.

•	This misstatement does not concern a segment or operation that has been identified as playing a significant role in our Company’s operations or profitability.

•
We considered each of these qualitative factors indicated in Staff Accounting Bulletin Topic 1.M, Materiality, together with all relevant facts and circumstances relating to the error, and determined that no other qualitative factors were present that would have been relevant to the analysis of the quantitatively insignificant error at issue.

Conclusion

We considered both the quantitative and qualitative impacts of the error in the calculation of earnings per share and concluded that this misstatement was not material to our financial statements for the years ended March 31, 2010, 2011 and 2012 and for the quarters ended June 30, 2012, and September 30, 2012.  More specifically, the change to our basic and diluted earnings per share was less than 3.4% for all prior periods and the trend in our basic and diluted earnings per share remained consistent.  Furthermore, none of the qualitative factors suggested that the magnitude of the change in earnings per share would have changed or influenced the judgment of a reasonable investor in possession of all relevant facts after taking into account the total mix of information.

Given that we have concluded that the misstatement is immaterial, we will correct our earnings per share calculation and related disclosures for all periods in our Form 10-K for the year ending March 31, 2013, similar to the disclosure in the Form 10-Q for the period ended December 31, 2012.  In addition, we will correct the comparative quarters in our Form 10-Qs for the periods ending June 30, 2013, and September 30, 2013, similar to the correction contained in our Form 10-Q for the period ended December 31, 2012.

*  *  *  *  *

Please contact the undersigned at (703) 984-8040 with any further comments or questions you may have.

Sincerely,

/s/ Elaine D. Marion
Elaine D. Marion
Chief Financial Officer

cc:           Mr. Phillip G. Norton
Lloyd H. Spencer, Esq.